UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
Under the Securities Exchange Act of 1934

OCWEN FINANCIAL CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

675746309
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 18 Pages
Exhibit Index:  Page 18

CUSIP NO. 675746309	Page 2 of 18 Pages

1.	Names of Reporting Persons William C. Erbey
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 20,339,861[1] (as of December 31, 2017)
	6.	Shared Voting Power 0 (as of December 31, 2017)
	7.	Sole Dispositive Power 20,339,861[1] (as of December 31, 2017)
	8.	Shared Dispositive Power 0 (as of December 31, 2017)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,339,861 (as of December 31, 2017)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 15.1%* (as of December 31, 2017)
12.	Type of Reporting Person (See Instructions) IN

____________________
1 Includes 69,805 shares of Ocwen Financial Corporation (“Ocwen”) held directly by Mr. Erbey. Also includes 7,849,704 shares of Ocwen held by Munus, L.P., a Georgia limited partnership (“Munus”), in which Elaine Erbey, Mr. Erbey’s spouse (“Mrs. Erbey”), has a 0.18% preferred limited partner interest; The Community Foundation of West Georgia, Inc., a Georgia nonprofit corporation, has a 89.64% preferred limited partner interest with no right to vote or control the assets of Munus; Erbey Holding Corporation, Inc., a Delaware corporation (“Erbey Holding”), has a 9% common limited partner interest; and Carisma Trust, a Nevada trust of which Venia, LLC, a Nevada limited liability company (“Venia”) is trustee, has a 1.0% general partner interest and a 0.18% preferred limited partner interest. Also includes 9,020,352 shares of Ocwen held by Tribue Limited Partnership, a U.S. Virgin Islands limited partnership (“Tribue”), in which Mr. Erbey has a 0.1% general partner interest, and Salt Pond Holdings, LLC, a U.S. Virgin Islands limited liability company (“Salt Pond”), has a 90% preferred limited partner interest and a 9.9% common limited partner interest. The members of Salt Pond are Erbey Holding (19.3%), Christiansted Trust (56.2%), a U.S. Virgin Islands trust (the “C-Trust”), and Frederiksted Trust (24.5%), a U.S. Virgin Islands trust (the “F-Trust” and together with Mr. Erbey, Mrs. Erbey, Erbey Holding, Munus, Tribue, Salt Pond, the C-Trust, Carisma Trust and Venia, the “Reporting Persons”). Erbey Holding is wholly owned by Carisma Trust. The members of Venia are Mrs. Erbey, John Erbey (Mr. Erbey’s brother) and Andrew Burnett, although Mr. Erbey is given sole investment and voting control over any securities owned by Venia or Carisma Trust. Mr. Erbey, John Erbey, Mrs. Erbey and Salt Pond are co-trustees of the C-Trust, with Mr. Erbey and Salt Pond having authority over investment decisions of the C-Trust.  Mr. Erbey, John Erbey, and Salt Pond are co-trustees of the F-Trust. Also includes options to acquire 3,400,000 shares of Ocwen which are exercisable on or within 60 days from December 31, 2017.

CUSIP NO. 675746309	Page 3 of 18 Pages

1.	Names of Reporting Persons Christiansted Trust
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0 (as of December 31, 2017)
	6.	Shared Voting Power 9,020,352[2] (as of December 31, 2017)
	7.	Sole Dispositive Power 0 (as of December 31, 2017)
	8.	Shared Dispositive Power 9,020,352[2] (as of December 31, 2017)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,020,352 (as of December 31, 2017)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.9%* (as of December 31, 2017)
12.	Type of Reporting Person (See Instructions) OO

____________________
2 Includes 9,020,352 shares of Ocwen held by Tribue.

CUSIP NO. 675746309	Page 4 of 18 Pages

1.	Names of Reporting Persons Frederiksted Trust
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0 (as of December 31, 2017)
	6.	Shared Voting Power 9,020,352[3] (as of December 31, 2017)
	7.	Sole Dispositive Power 0 (as of December 31, 2017)
	8.	Shared Dispositive Power 9,020,352[3] (as of December 31, 2017)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,020,352 (as of December 31, 2017)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.9%* (as of December 31, 2017)
12.	Type of Reporting Person (See Instructions) OO

____________________
3 Includes 9,020,352 shares of Ocwen held by Tribue.

CUSIP NO. 675746309	Page 5 of 18 Pages

1.	Names of Reporting Persons Salt Pond Holdings, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0 (as of December 31, 2017)
	6.	Shared Voting Power 9,020,352[4] (as of December 31, 2017)
	7.	Sole Dispositive Power 0 (as of December 31, 2017)
	8.	Shared Dispositive Power 9,020,352[4] (as of December 31, 2017)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,020,352 (as of December 31, 2017)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.9%* (as of December 31, 2017)
12.	Type of Reporting Person (See Instructions) OO

____________________
4 Includes 9,020,352 shares of Ocwen held by Tribue.

CUSIP NO. 675746309	Page 6 of 18 Pages

1.	Names of Reporting Persons Tribue Limited Partnership
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0 (as of December 31, 2017)
	6.	Shared Voting Power 9,020,352 (as of December 31, 2017)
	7.	Sole Dispositive Power 0 (as of December 31, 2017)
	8.	Shared Dispositive Power 9,020,352 (as of December 31, 2017)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,020,352 (as of December 31, 2017)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.9%* (as of December 31, 2017)
12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 675746309	Page 7 of 18 Pages

1.	Names of Reporting Persons Carisma Trust
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0 (as of December 31, 2017)
	6.	Shared Voting Power 16,870,056[5] (as of December 31, 2017)
	7.	Sole Dispositive Power 0 (as of December 31, 2017)
	8.	Shared Dispositive Power 16,870,056[5] (as of December 31, 2017)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,870,056 (as of December 31, 2017)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 12.9%* (as of December 31, 2017)
12.	Type of Reporting Person (See Instructions) OO

____________________
5 Includes 7,849,704 shares of Ocwen held by Munus and 9,020,352 shares of Ocwen held by Tribue.

CUSIP NO. 675746309	Page 8 of 18 Pages

1.	Names of Reporting Persons Venia, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0 (as of December 31, 2017)
	6.	Shared Voting Power 16,870,056[6] (as of December 31, 2017)
	7.	Sole Dispositive Power 0 (as of December 31, 2017)
	8.	Shared Dispositive Power 16,870,056[6] (as of December 31, 2017)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,870,056 (as of December 31, 2017)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 12.9%* (as of December 31, 2017)
12.	Type of Reporting Person (See Instructions) OO

___________________
6 Includes 7,849,704 shares of Ocwen held by Munus and 9,020,352 shares of Ocwen held by Tribue.

CUSIP NO. 675746309	Page 9 of 18 Pages

1.	Names of Reporting Persons E. Elaine Erbey
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0 (as of December 31, 2017)
	6.	Shared Voting Power 16,870,056[7] (as of December 31, 2017)
	7.	Sole Dispositive Power 0 (as of December 31, 2017)
	8.	Shared Dispositive Power 16,870,056[7] (as of December 31, 2017)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,870,056 (as of December 31, 2017)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 12.9%* (as of December 31, 2017)
12.	Type of Reporting Person (See Instructions) IN

___________________
7 Includes 7,849,704 shares of Ocwen held by Munus and 9,020,352 shares of Ocwen held by Tribue.

CUSIP NO. 675746309	Page 10 of 18 Pages

1.	Names of Reporting Persons Munus, L.P.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0 (as of December 31, 2017)
	6.	Shared Voting Power 7,849,704 (as of December 31, 2017)
	7.	Sole Dispositive Power 0 (as of December 31, 2017)
	8.	Shared Dispositive Power 7,849,704 (as of December 31, 2017)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,849,704 (as of December 31, 2017)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.0%* (as of December 31, 2017)
12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 675746309	Page 11 of 18 Pages

1.	Names of Reporting Persons Erbey Holding Corporation, Inc.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0 (as of December 31, 2017)
	6.	Shared Voting Power 16,870,056[8] (as of December 31, 2017)
	7.	Sole Dispositive Power 0 (as of December 31, 2017)
	8.	Shared Dispositive Power 16,870,056[8] (as of December 31, 2017)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,870,056 (as of December 31, 2017)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 12.9%* (as of December 31, 2017)
12.	Type of Reporting Person (See Instructions) CO

____________________
8 Includes 9,020,352 shares of Ocwen held by Tribue and 7,849,704 shares of Ocwen held by Munus.

* The ownership percentage for each Reporting Person as of December 31, 2017 is based upon 130,859,058 shares of Ocwen outstanding as of October 27, 2017 according to Ocwen’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2017. For Mr. Erbey, 3,400,000 shares of common stock, which were exercisable on or within 60 days after December 31, 2017 have been added to the shares outstanding to arrive at a total number of shares outstanding of 134,259,058 for purposes of calculating his beneficial ownership only.

CUSIP NO. 675746309	Page 12 of 18 Pages

Item 1(a).	Name of Issuer:

Ocwen Financial Corporation (“Ocwen”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

1661 Worthington Road Suite 100 West Palm Beach, Florida 33409

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	William C. Erbey (“Mr. Erbey”);

ii)	E. Elaine Erbey (“Mrs. Erbey”)

iii)	Christiansted Trust (the “C-Trust”);

iv)	Frederiksted Trust (the “F-Trust”);

v)	Carisma Trust;

vi)	Venia, LLC (“Venia”);

vii)	Salt Pond Holdings, LLC (“Salt Pond”);

viii)	Tribue Limited Partnership (“Tribue”);

iv)	Munus, L.P. (“Munus”); and

x)	Erbey Holding Corporation (“Erbey Holding”).

This statement relates to Shares (as defined in Item 2(d) below) beneficially owned by Mr. Erbey.  The C-Trust, the F-Trust and Carisma Trust are irrevocable non-grantor trusts.  Venia serves as a trustee of the Carisma Trust for the benefit of the spouse of Mr. Erbey.  Salt Pond is a service business providing merchant banking services and family office services, which encompass trading in stocks or securities and possibly financing operations for businesses.  Each of Tribue and Munus are charitable remainder trusts.  Erbey Holding is a holding company for the investment of securities.  The partners of Tribue are Mr. Erbey and Salt Pond.  The members of Salt Pond are Erbey Holding, the C-Trust and the F-Trust.  Erbey Holding is wholly owned by Carisma Trust.  The co-trustees of the C-Trust are Mr. Erbey, Mrs. Erbey, John Erbey and Salt Pond, with Mr. Erbey and Salt Pond having authority over investment decisions.  The co-trustees of the F-Trust are Mr. Erbey, John Erbey and Salt Pond.  The partners of Munus are Mrs. Erbey, Carisma Trust, The Community Foundation of West Georgia, Inc., a Georgia nonprofit corporation, and Erbey Holding.

The agreement between the Reporting Persons to file this statement jointly in accordance with Rule 13d‑1(k) under the Exchange Act is attached as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Mr. Erbey and Mrs. Erbey’s business address is P.O. Box 25437, Christiansted, VI 00824.  The principal office of the C-Trust is P.O. Box 25390, Christiansted, VI 00824.  The principal office of the F-Trust is P.O. Box 25390, Christiansted, VI 00824.  The principal office of Carisma Trust and Venia is 5348 Vegas Drive, Suite C, Las Vegas, Nevada 89108.  The principal office of Salt Pond is P.O. Box 25437, Christiansted, VI 00824.  The principal office of Tribue is P.O. Box 25437, Christiansted, VI 00824.  The principal office of Munus is 75 14th Street NE, Suite 2200, Atlanta, Georgia, 30309.  The principal office of Erbey Holding is P.O. Box 25437, Christiansted, VI 00824.

CUSIP NO. 675746309	Page 13 of 18 Pages

Item 2(c).	Citizenship:

i)	Mr. Erbey is a United States citizen;

ii)	Mrs. Erbey is a United States citizen;

iii)	The C-Trust is a U.S. Virgin Islands trust;

iv)	The F-Trust is a U.S. Virgin Islands trust;

v)	Carisma Trust is a Nevada trust;

vi)	Venia is a Nevada limited liability company;

vii)	Salt Pond is a U.S. Virgin Islands limited liability company;

viii)	Tribue is a U.S. Virgin Islands limited partnership;

ix)	Munus is a Georgia limited partnership; and

x)	Erbey Holding is a Delaware corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”).

Item 2(e).	CUSIP Number:

675746309

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned as of 12/31/2017:

Munus, for which Mr. Erbey retains management of the assets of, is the beneficial owner of 7,849,704 Shares of Ocwen.  Tribue, for which Mr. Erbey retains management of the assets of, is the beneficial owner of 9,020,352 Shares of Ocwen.  Mr. Erbey controls Munus, the F-Trust, Salt Pond and Tribue and has full investment discretion of Shares beneficially owned by the C-Trust, Carisma Trust, Venia and Erbey Holding.  Therefore, Mr. Erbey is the beneficial owner of 16,870,056 Shares of Ocwen held indirectly through these entities plus 69,805 Shares of Ocwen held directly and options to acquire 3,400,000 Shares of Ocwen which are exercisable on or within 60 days from December 31, 2017.

Mr. Erbey: 20,339,861
Mrs. Erbey: 16,870,056
The C-Trust: 9,020,352
The F-Trust: 9,020,352
Carisma Trust: 16,870,056
Venia: 16,870,056
Salt Pond: 9,020,352
Tribue: 9,020,352
Munus: 7,849,704
Erbey Holding: 16,870,056

CUSIP NO. 675746309	Page 14 of 18 Pages

Item 4(b).	Percent of Class:

Mr. Erbey: 15.1%
Mrs. Erbey: 12.9%
The C-Trust: 6.9%
The F-Trust: 6.9%
Carisma Trust: 12.9%
Venia: 12.9%
Salt Pond: 6.9%
Tribue: 6.9%
Munus: 6.0%
Erbey Holding: 12.9%

The percentages in the immediately preceding list have been calculated based on a total of 130,859,058 shares of Ocwen outstanding as of October 27, 2017 according to Ocwen’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2017.  For Mr. Erbey, 3,400,000 shares of common stock, which were exercisable on or within 60 days after December 31, 2017 have been added to the shares outstanding to arrive at a total number of shares outstanding of 134,259,058 for purposes of calculating his beneficial ownership only.

Item 4(c).	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote

Mr. Erbey: 20,339,861
Mrs. Erbey: 0
The C-Trust: 0
The F-Trust: 0
Carisma Trust: 0
Venia: 0
Salt Pond: 0
Tribue: 0
Munus: 0
Erbey Holding: 0

(ii)	Shared power to vote or direct the vote

Mr. Erbey: 0
Mrs. Erbey: 16,870,056
The C-Trust: 9,020,352
The F-Trust: 9,020,352
Carisma Trust: 16,870,056
Venia: 16,870,056
Salt Pond: 9,020,352
Tribue: 9,020,352
Munus: 7,849,704
Erbey Holding: 16,870,056

CUSIP NO. 675746309	Page 15 of 18 Pages

(iii)	Sole power to dispose or to direct the disposition of

Mr. Erbey: 20,339,861
Mrs. Erbey: 0
The C-Trust: 0
The F-Trust: 0
Carisma Trust: 0
Venia: 0
Salt Pond: 0
Tribue: 0
Munus: 0
Erbey Holding: 0

(iv)	Shared power to dispose or to direct the disposition of

Mr. Erbey: 0
Mrs. Erbey: 16,870,056
The C-Trust: 9,020,352
The F-Trust: 9,020,352
Carisma Trust: 16,870,056
Venia: 16,870,056
Salt Pond: 9,020,352
Tribue: 9,020,352
Munus: 7,849,704
Erbey Holding: 16,870,056

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 4(a) above.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 675746309	Page 16 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018	William C. Erbey

	By:	/s/ William C. Erbey

Date: February 14, 2018	E. Elaine Erbey

	By:	/s/ E. Elaine Erbey

Date: February 14, 2018	Christiansted Trust

	By:	/s/ William C. Erbey
William C. Erbey
Co-Trustee

	By:	/s/ E. Elaine Erbey
E. Elaine Erbey
Co-Trustee

	By:	/s/ John R. Erbey
John R. Erbey
Co-Trustee

	By:	/s/ William C. Erbey
Salt Pond Holdings, LLC
Co-Trustee
		Signed by:	William C. Erbey
		Title:	President

Date: February 14, 2018	Frederiksted Trust

	By:	/s/ William C. Erbey
William C. Erbey
Co-Trustee

	By:	/s/ John R. Erbey
John R. Erbey
Co-Trustee

	By:	/s/ William C. Erbey
Salt Pond Holdings, LLC
Co-Trustee
		Signed by:	William C. Erbey
		Title:	President

CUSIP NO. 675746309	Page 17 of 18 Pages

Date: February 14, 2018	Carisma Trust

	By:	Venia, LLC, its Sole Trustee

		By:	/s/ E. Elaine Erbey
E. Elaine Erbey
Member

Date: February 14, 2018	Venia, LLC

	By:	/s/ E. Elaine Erbey
E. Elaine Erbey
Member

Date: February 14, 2018	Salt Pond Holdings, LLC

	By:	/s/ William C. Erbey
William C. Erbey
President

Date: February 14, 2018	Tribue Limited Partnership

	By:	/s/ William C. Erbey
William C. Erbey
General Partner

Date: February 14, 2018	Munus, L.P.

	By:	/s/ William C. Erbey
William C. Erbey
General Partner

Date: February 14, 2018	Erbey Holding Corporation

	By:	Carisma Trust, its Sole Shareholder

		By:	Venia, LLC, Carisma Trust's Sole Trustee

			By:	/s/ E. Elaine Erbey
E. Elaine Erbey
Member

CUSIP NO. 675746309	Page 18 of 18 Pages

EXHIBIT INDEX

A.
Joint Filing Agreement by and among William C. Erbey, E. Elaine Erbey, Christiansted Trust, Frederiksted Trust, Carisma Trust, Venia, LLC, Salt Pond Holdings, LLC, Tribue Limited Partnership, Munus, L.P. and Erbey Holding Corporation.